October 18, 2024

Jenny O’Shanick

Evan Ewing

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Aptera Motors Corp.
Amendment No. 1 to Offering Statement on Form 1-A
Filed on August 27, 2024
File No. 024-12455

Dear Ms. O’Shanick and Mr. Ewing:

We acknowledge receipt of the comments in the letter dated September 9, 2024 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Legal and Regulatory Environment, page 23

1.	We note your revisions in response to prior comment 4 and that you experienced production delays in the past due to, among other things, “certain regulatory requirements that we must meet for our vehicle to obtain safety certifications.” Please revise to elaborate on the effect of existing or probable governmental regulations (including environmental regulation) that are reasonably likely to have a material impact on your future financial performance. Refer to Item 7(a)(2) of Form 1-A (Part II).

The Company has provided additional disclosure on page 23 under the heading “Regulatory Environment”.

The Company’s Property, page 24

2.	We note your revisions in response to prior comment 8 and that “[w]e plan [sic] produce 100 to 200 of our launch edition vehicles in 2025 if we are able to raise at least $60 million in 2024. If we raise less, it may take us longer to ramp up production. To reach full production capacity of 20,000 vehicles per year by 2026, in addition to the factors described above, we will need to raise approximately $200 million more.” Please revise to disclose this in MD&A and revise your “Plan of Operations” on page 28 to disclose (i) how much more capital the company must raise this year to meet its projected timeline and (ii) include a statement indicating whether, in your opinion, the proceeds from this offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Form 1-A (Part II).

The Company has provided additional disclosure on pages 28 and 29.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.	We note your revisions in response to prior comment 4 and that you experienced production delays in the past due to, among other things, “supply chain issues and disruptions, particularly during the time of the COVID pandemic and immediately thereafter.” Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your liquidity have been impacted.

The Company has revised its disclosure as requested by the Staff.

Compensation of Directors and Executive Officers, page 30

4.	We note your revisions in response to prior comment 12 and reissue in part. If applicable, please address the part of that comment requesting information required by Item 11(d) of Form 1-A (Part II) for your 2021 Stock Option and Incentive Plan.

The Company has updated Item 11 to clarify that no directors or executive officers received any equity compensation for the fiscal year ended December 31, 2023.

General

5.	We note your revisions in response to prior comment 5. Please revise your offering statement to discuss your reliance on Rule 12g-6.

The Company revised the offering statement to discuss its reliance on Rule 12g-6 on page 29.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc:	Chris Anthony, Chief Executive Officer, Aptera Motors Corp.

2